UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
X   Form C-TR: Termination of Reporting

Name of issuer
Flexable, LLC

Legal status of issuer

     Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization
     Pennsylvania

     Date of organization
     July 13, 2016

Physical address of issuer
4607 Library Road, Suite 220-1042, Bethel Park, PA 15102

Website of issuer
http://flexablecare.com/

.

Current number of employees
0 employees

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$64.378	$17,948
Cash & Cash Equivalents	$56,776	$10,462
Accounts Receivable	$1,699	$5,538
Short-term Debt	$27,000	$10,972
Long-term Debt	$765,920	$402,047
Revenues/Sales	$69,358	$123,895
Cost of Goods	$221,284	$0
Taxes Paid	$182	$0
Net Income (Loss)	($295, 442)	($152,471)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Priya Amin

(Signature)

Priya Amin

(Name)

CEO and Manager

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Priya Amin
_____

Priya Amin
CEO and Manager (Title)

October ___, 2021
_____
(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.